June 2, 2009	Richard J. McCarthy
(617) 951-7700
richard.mccarthy@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LLC (the “Company”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-l(g) under the 1940 Act: (i) a copy of the crime policy covering the Company to November 6,2009; (ii) a copy of the unanimous resolutions of the Company’s managing members approving such policies and the portion of the premium to be paid by the Company; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through November 6,2009. The current joint crime policy is in the amount of $5.0 million, which exceeds the amount that would be required if the Company were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (617) 95 1-7700.

Please acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

/s/ Richard J. McCarthy
Richard J. McCarthy

Enclosures
cc:	R. Bradford Malt
Ann L. Milner
Erik G. Johnston

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of November 6,2008 by and among RGIP, LLC, a Delaware limited liability company (the “Company”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Company the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Federal Insurance Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured C/O Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LLC

BY:	/s/ Ann L. Milner
Managing Member

ROPES & GRAY LLP

By:	/s/ Ann L. Milner
Partner

ROPES & GRAY, LTD

By:	/s/ Kenneth Erickson
Title:	Director

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by,                     , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of                     ,         , as from time to time in effect, among RGIP, LLC ,and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

BY
Title:

Dated:                     ,

RGIP, LLC

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP, LLC, a Delaware limited liability company (the “Company”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Company as a named insured under the crime insurance policy issued by the Federal Insurance Company to Ropes & Gray LLP and the other insureds named thereunder for the one year period commencing on November 6,2008 in the amounts listed on Annex A for an annual premium of $33,250 (the “Policy”), the Company’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Company in the Policy is in the best interests of the Company.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Company is fair and reasonable to the Company.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Company are approved.

VOTED:	That Richard J. McCarthy, in his capacity as a vice president of the Company, is designated as the officer of the Company who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ R. Bradford Malt
R. Bradford Malt

/s/ Ann L. Milner
Ann L. Milner

/s/ Alfred O. Rose
Alfred O. Rose

Dated: As of April     , 2009

Annex A

Partner or Employee Theft Coverage	$5,000,000
Premises Coverage	$5,000,000
Transit Coverage	$5,000,000
Depositors Forgery Coverage	$5,000,000
Computer Theft of Merchandise Coverage	$5,000,000
Investigative Costs Coverage	$100,000
Credit Card Forgery	$100,000
Money Orders and Counterfeit Currency Charges	$1,000,000

RGIP, LLC

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP, LLC, a Delaware limited liability company (the “Company”), hereby consent to the following actions and adopt the following votes:

Election of Officers

VOTED:	That the following officers be and they hereby are elected to hold the offices set out beside their respective names with such duties and authorities as may be designated from time to time by the Managing Members, each to hold office until his death, resignation or renewal for any reason with or without cause:

	Name	Office
	Erik G. Johnston	Assistant Vice President
	Ann L. Milner	Vice President
	Richard J. McCarthy	Vice President
	Kevin M. O’Reilly	Assistant Vice President
	James C. Spellman	Assistant Vice President

Authorized Persons

VOTED:	That each of the following officers of the Company are authorized to have access to the securities of the Company provided that such officer shall be accompanied by any Managing Member, any other such authorized officer of RGIP, or any employee of Ropes & Gray LLP who has been authorized by the Managing Members to have access to the securities of the Company:

Erik G. Johnston

James C. Spellman

VOTED:	That each of the following employees of Ropes & Gray LLP are authorized to have access to the securities of the Company provided that such employee accompanied by any Managing Member or by any officer of the Company who has been authorized by the Managing Members to have access to the securities of the Company:

Michelle Eisnor

Mark Roche

Verification of Securities

VOTED:	That the following persons, as employees of Ropes & Gray LLP, be and hereby are authorized to verify together by actual examination, on a quarterly basis, the securities and similar investments of the Company in accordance with the provisions of the Company’s Order Under Sections 6(b) and 6(e) of the Investment Company Act of 1940:

Erik G. Johnston

Mark Roche

James C. Spellman

/s/ R. Bradford Malt
R. Bradford Malt

/s/ Ann L. Milner
Ann L. Milner

/s/ Alfred O. Rose
Alfred O. Rose

Dated: As of April     , 2009

CERTIFICATE OF LIABILITY INSURANCE	OP ID DU ROPES-2	DATE (MM/DD/YYYY) 04/08/09
PRODUCER TD Insurance, Inc. (SF) PO Box 3600 West Springfield MA 01090-3600 Phone: 413-781-5940 Fax:413-733-7722

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

	INSURERS AFFORDING COVERAGE	NAIC #
INSURED Ropes & Gray, LLP One International Place Boston MA 02110	INSURER A: Federal Insurance Company	20281
	INSURER B:
	INSURER C:
	INSURER D:
	INSURER E:

COVERAGES

THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. AGGREGATE LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	ADD’L INSRD	TYPE OF INSURANCE				POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YY)	POLICY EXPIRATION DATE (MM/DD/YY)	LIMITS
		GENERAL LIABILITY								EACH OCCURRENCE	$
										DAMAGE TO RENTED	$
		COMMERCIAL GENERAL LIABILITY								PREMISES (Ea occurance)
			CLAIMS MADE		OCCUR					MED EXP (Any one person)	$
										PERSONAL & ADV INJURY	$
										GENERAL AGGREGATE	$
		GEN’L AGGREGATE LIMIT APPLIES PER:								PRODUCTS-COMP/OP AGG	$
		POLICY	PROJECT		LOC
		AUTOMOBILE LIABILITY								COMBINED SINGLE LIMIT	$
		ANY AUTO								(Ea accident)
		ALL OWNED AUTOS								BODILY INJURY	$
		SCHEDULED AUTOS								(Per person)
		HIRED AUTOS								BODILY INJURY	$
		NON-OWNED AUTOS								(Per accident)
										PROPERTY DAMAGE	$
(Per accident)
		GARAGE LIABILITY								AUTO ONLY – EA ACCIDENT	$
		ANY AUTO							OTHER THAN	EA ACC	$
									AUTO ONLY:	AGG	$
		EXCESS/UMBRELLA LIABILITY								EACH OCCURRENCE	$
		OCCUR			CLAIMS MADE					AGGREGATE	$
$
		DEDUCTIBLE									$
		RETENTION		$							$
	WORKERS COMPENSATION AND EMPLOYERS’ LIABILITY			Y/N					WC STATU- TORY LIMITS	OTHER
ANY PROPRIETOR/PARTNER/ EXECUTIVE OFFICER/ MEMBER EXCLUDED?

	(Mandatory in NH)									E.L. EACH ACCIDENT	$
	If yes, describe under SPECIAL PROVISIONS below									E.L. DISEASE – EA EMPLOYEE	$
										E.L. DISEASE – POLICY LIMIT	$
OTHER
A	Crime					80588127	11/06/08	11/06/09	Crime Deductible		$5,000,000 $35,000
DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES / EXCLUSIONS ADDED BY ENDORSEMENT / SPECIAL PROVISIONS RGIP, LLC is a Named Insured with respect to the Primary Crime Policy.

CERTIFICATE HOLDER	CANCELLATION
MANAG-1 Managing Members of RGIP, LLC C/O Ropes & Gray, LLP One International Place Boston MA 02110-2624	SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING INSURER WILL ENDEAVOR TO MAIL 60 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO DO SO SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE INSURER, ITS AGENTS OR REPRESENTATIVES.
AUTHORIZED REPRESENTATIVE
TD Insurance, Inc.
ACORD 25 (2009/01)	© 1988-2009 ACORD CORPORATION. All rights reserved.

The ACORD name and logo are registered marks of ACORD

IMPORTANT

If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must be endorsed. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

DISCLAIMER

This Certificate of Insurance does not constitute a contract between the issuing insurer(s), authorized representative or producer, and the certificate holder, nor does it affirmatively or negatively amend, extend or alter the coverage afforded by the policies listed thereon.

ACORD 25 (2009/01)

SUMMARY OF INSURANCE

PREPARED FOR:

ROPES & GRAY, LLP

PRESENTED BY:

TD Insurance, Inc.

Account Executive:	Jacob E. Stone

Account Manager:	Rosa Dell’Aera-Smith

Client Service Agent:	Danielle C. Jackman

Address:	P.O. Box 3600, West Springfield, MA 01090-3600

Phone:	800-688-7256

Fax:	413-733-7722

Date:	January 20, 2009

This is a convenient coverage summary, not a legal contract. Please refer to the actual policies quoted for specific terms, conditions, limitations, and exclusions that will govern in the event of a loss. In evaluating your exposures to loss, we have depended upon information provided by you. If there are other areas that need to be evaluated prior to binding coverage, please bring these areas to our attention. Should any of your exposures change after coverage is bound, such as new operations, hiring employees in additional states, buying more property, etc., please let us know so proper coverage(s) can be discussed. Higher liability limits may be available. Let us know if you would like a quote for higher limits.

Your policies may contain exclusions for terrorism and/or mold.

U.S. PROPERTY LOCATIONS

1)	One International Place, Boston, MA

2)	30 Kennedy Plaza, Providence, RI

4)	One Embarcadero Center, San Francisco, CA

5)	525 University Ave., Palo Alto, CA (GL only – subleased as of 12/8/08)

6)	1211 Avenue of the Americas, New York, NY

7)	700 12th Street, One Metro Center, Washington, DC

8)	111 S. Wacker Drive, Chicago, IL 60603

9)	1900 University Way 6th Flr, Ste 600, East Palo Alto, CA

885 3rd Avenue, New York, NY (Subleased - Property Excluded)

FOREIGN PROPERTY LOCATIONS

1)	2nd Floor, Marunouchi 2-3-2, Chiyoda-ku, Tokyo, Japan

2)	London Conference Center -107 Fenchurch Street, London EC3M, 5JF

3)	Suite 1903, York House, 15 Queen’s Road Central, Hong Kong

4)	Suites 1601-1609-1610, 8 Connaught Place, Central, Hong Kong

JAPAN APARTMENTS1

1.	House J, L’Harmonie, 3 Stanley Mound Road, Stanley Hong Kong

2.	Homat August, Apt #402, 5-49, Mnami-Azabu, 3-chome, Minato-ku, Tokyo, Japan

3.	Homat Monarch, Apt #302, 20-13 Hiroo, 2-chome, Shibuya-ku, Yokyo, Japan

4.	Aoyama Dai-ichi Mansions, Rm 902, No. 4-10, Akasaka 8-chome, Minato-ku Tokyo

5.	Akasaka Apartment Rm 709, No. 10-30, Akasaka 8-Chome, Minato-ku, Tokyo

6.	Bloom Omotesando 202, 5-39-7 Jingumae, Minato-ku, 13 150-0001

7.	Marvelous Garden Court #703, 6-4-3 Shirokane, Minato-ku, Tokyo 102-0072

[1]	Covered for liability only, no property coverage.

COMMERCIAL PROPERTY

INSURING COMPANY:	Vigilant Insurance Co./Chubb

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$175,171[2]

COVERAGE		LIMIT
Blanket Personal Property, EDP, I&B (Premises 1, 2, 4, 6–9)		$105,789,000
Blanket Business Income w. Extra Expense (Premises 1, 2, 4, 6–9)		$47,906,000
Building Ordinance (Premises 1, 2, 4, 6–9)		$500,000

Blanket Fine Arts (Premises 1, 2, 4, 6–9) Deductible $2,500		$4,414,070
Blanket Valuable Papers (Premises 1, 2, 4, 6–9) Deductible $2,500		$8,000,000
Earthquake:	Annual Aggregate	$15,000,000
(Premises 1, 2, 6, 7 & 8) Deductible $50,000	Per Occurrence	$15,000,000
Flood:	Annual Aggregate	$15,000,000
(Premises 1, 2, 4, 6, 7 & 8) Deductible $50,000	Per Occurrence	$15,000,000
(Premises 3, 5) Deductible $50,000	Per Occurrence	$2,500,00

PROPERTY-BLANKET LIMIT OF INSURANCE		$500,00
(Automatic blanket limit applies to the following)

•	Accounts Receivable

•	Electronic Data Processing Property

•	Fine Arts

•	Leasehold Interest - Bonus Payment, Prepaid Rent, Sublease Profit, Tenants’ Lease Interest

•	Leasehold Interest - Electronic Date Processing Equipment

•	Non-owned Detached Trailers

•	Outdoor Trees, Shrubs, Plants or Lawns

•	Pair and Set

•	Personal Property of Employees

•	Public Safety Service Charges

•	Valuable Papers

COVERAGE NOTES

•	Earthquake is excluded from California locations as requested by Ropes & Gray, LLP, for 07-08 Period

•	Equipment Breakdown is included at property limits

•	Unless a separate deductible is present, a per occurrence deductible of $5,000 applies to all losses except Business Income where a 24 hour deductible applies.

•	Valuation: Agreed Amount, coinsurance does not apply.

•	Earthquake: Business Income Waiting Period: 48 Hrs

•	Flood (Premises 1, 2, 4, 6, 7 & 8): Business Income Waiting Period: 48 hours

•	Flood (Premises 5): Business Income Waiting Period: 72 hours

[2]	Premium does not reflect most recent changes in locations, property values including fine arts.

COMMERCIAL GENERAL LIABILITY

INSURING COMPANY:	Vigilant Insurance Company/Chubb

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$64,781

COVERAGE		LIMITS
General Aggregate		$2,000,000
Products/Completed Operations		$1,000,000
Bodily Injury & Property Damage Liability – Non Professional		$1,000,000
Personal and Advertising Injury Liability		$1,000,000
Medical Payments	Each Person	$10,000
Fire Legal Liability	Any One Fire	$1,000,000

Employee Benefits Liability	Per Claim	$1,000,000
	Aggregate	$1,000,000

COVERAGE COMMENTS:

•	General Liability coverage is written on an Occurrence form

•	General Liability/coverage for Third Party Discrimination (Harassment, segregation, discrimination other than employee related)

•	Auditable upon policy expiration

•	Exposure Basis: 1,035 Lawyers—Rate $62.59 per Lawyer
(Expiring: 758 Lawyers - Rate: $65.23 per Lawyer)

•	Per Location General-Aggregate

•	Employee Benefits coverage is written on a Claims-Made form

•	Retroactive date 11/6/07

•	Deductible $1,000

•	Defense outside limits

AUTO LIABILITY

INSURING COMPANY:	Federal Insurance Co./Chubb

POLICY PERIOD:	11/6/08 to 11/6/09

PREMIUM:	$2,029

COVERAGE	LIMITS
Hired and Non-owned Auto Liability	$1,000,000

Hired Physical Damage	Actual Cash Value (ACV)
Comprehensive & Collision Deductibles each $1,000

FOREIGN ‘WORLDNET’ PACKAGE

INSURING COMPANY:	Great Northern Insurance Co./Chubb

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$22,752

PROPERTY COVERAGES	LIMITS
Blanket Personal Property, EDP, I&B	$6,925,000
Deductible $5,000
Blanket Business Interruption	$100,000

GENERAL LIABILITY COVERAGE	LIMITS
General Aggregate	$2,000,000
Products/Completed Operations Aggregate Limit	$1,000,000
Advertising Injury and Personal Injury Aggregate Limit	$1,000,000
Each Occurrence Limit	$1,000,000
Damage to Premises Rented To You Limit	$1,000,000
Medical Expenses Limit	$10,000

AUTO LIABILITY COVERAGE	LIMITS
For Owned, Hired & Non-owned Autos
Bodily Injury & Property Damage	$1,000,000

WORKERS COMPENSATION	LIMITS
U.S. Nationals	State of Hire Benefits
Other International Employees	Country of Origin Benefits

EMPLOYERS LIABILITY		LIMITS
Per accident		$1,000,000
Policy limit		$1,000,000
Per Employee		$1,000,000

Repatriation	Each Employee	$250,000
	Aggregate	$500,000

INTERNATIONAL TERRITORY

Responds to suits brought outside the United States and Canada for bodily injury and property damage occurrence and advertising injury and personal injury offenses that take place outside the United States and Canada.

COMMENTS

•	Worldnet policy includes liability for individual employee apartments leased through Ropes & Gray, LLP.

•	Exclusion: Property – Japan – Earthquake

UMBRELLA

INSURING COMPANY:	Federal Insurance Co./Chubb

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$ 53,857

COVERAGES	LIMITS
Each Occurrence	$40,000,000
Aggregate	$40,000,000

Retention	$0

COVERAGE COMMENTS:

•	Follow Form to Fire Legal Liability

•	Per location aggregate

•	Follow form to Third Party Discrimination

UNDERLYING COVERAGES:

•	General Liability

•	Employee Benefits Liability

•	Auto Liability

•	Employer’s Liability – NY and All other states

•	Foreign Worldnet General Liability

•	Foreign Worldnet Auto Liability

•	Foreign Worldnet Employer’s Liability

WORKERS COMPENSATION

INSURING COMPANY:	Great Northern Insurance Co./Chubb

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$ 226,077

COVERAGE		LIMITS
Voluntary Workers’ Compensation		Statutory
Employer’s Liability	Per Accident	$500,000
	Policy Limit	$500,000
	Each Employee	$500,000

EXPERIENCE MODIFICATION

	07-08	08-09
CA	0.80	0.75
All Other States	0.89	0.87

PAYROLLS & RATES – Excludes New York

State	07-08		08-09
	Payroll	Rate	Payroll	Rate
CT	$273,679	0.39	$301,047	0.36
IA	$264,368	0.29	$291,102	0.26
PA	$11,377	0.38	$12,515	0.29
RI	$60,698	0.34	$66,768	0.27
VA	$3,588,498	0.12	$3,947,348	0.12
CA	$12,220,847	0.92	$13,442,906	0.79
DC	$9,241,847	0.19	$10,166,032	0.13
ID	$2,243	0.36	$2,467	0.37
MA	$106,592,160	0.11	$117,251,376	0.10
CO	—	—	$53,749	0.46
IL	—	—	$191,623	0.40
Total Payroll	$132,255,717		$145,726,903

DIVIDEND PLAN3

•	The actual dividend calculation will use audited premiums.

•	Incurred losses used in the actual dividend calculation will be valued as of 12 months and 24 months after expiration or cancellation.

•	The insured will receive 50% of the estimated dividend due at the first adjustment. Upon the second (final adjustment), this amount will be subtracted from the total dividend amount.

•	Dividends cannot be guaranteed and are declared at the sole discretion of the Board of Directors of the Vigilant Insurance Company.

[3]	Maximum loss ratio of 25%. With a 0% loss ratio will result in approximately $28,991. With a 5% loss ratio, $25,365. With a 10% loss ratio, $21,739. With a 15% loss ratio, $18,116. With a 20% loss ratio, $10,873. With a 25% loss ratio is $5,438.

WORKERS COMPENSATION – NY STATE FUND

INSURING COMPANY:	New York State Insurance Fund

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$ 117,968

COVERAGE		LIMITS
Workers Compensation
Employers Liability	Per Accident	500,000
	Policy Limit	500,000
	Each Employee	500,000

COVERAGE COMMENTS

•	Location: 1211 Avenue of the Americas

•	Employee Count: 560 (Expiring employee count: 467)

•	Premium is based on payroll of $62,853,900 (Expiring 07-08 payroll $59,228,394).

•	08-09 Rate of 0.17 (Expiring rate 0.19)

•	Experience Mod: 0.87 (subject to final mod)

KIDNAP, RANSOM & EXTORTION

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$ 6,500

COVERAGE	LIMITS	DEDUCTIBLE
Special Coverage	$5,000,000	$0
Custody	$5,000,000
Expense	$5,000,000
Accidental Loss	$5,000,000

TYPE OF ACCIDENTAL LOSS
• Loss of Life	$5,000,000
• Mutilation	25%
• All Other Accidental Loss	100%

LAYER 1—PRIMARY CRIME4

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$ 33,250

COVERAGE	LIMIT	DEDUCTIBLE
Employee Theft	$5,000,000	$35,000
Depositors Forgery & Alteration	$5,000,000	$35,000
Theft, Disappearance & Destruction	$5,000,000	$35,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$5,000,000	$35,000

LAYER 2—EXCESS OVER PRIMARY

INSURING COMPANY:	AIG - National Union Ins. Co.

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$ 27,827

COVERAGE	LIMIT
Employee Theft	$10,000,000 excess of $5,000,000
Depositors Forgery & Alteration	$10,000,000 excess of $5,000,000
Theft, Disappearance & Destruction	$10,000,000 excess of $5,000,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$10,000,000 excess of $5,000,000

LAYER 3—EXCESS CRIME OVER EXCESS AND PRIMARY

INSURING COMPANY:	Hartford - Twin City Fire Ins. Co.

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$ 17,600

COVERAGE	LIMIT
Employee Theft	$10,000,000 excess of $15,000,000
Depositors Forgery & Alteration	$10,000,000 excess of $15,000,000
Theft, Disappearance & Destruction	$10,000,000 excess of $15,000,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$10,000,000 excess of $15,000,000

[4]	Chubb’s Crime is worldwide coverage. ERISA is included.

WORKPLACE VIOLENCE

INSURING COMPANY:	American International Specialty Lines

POLICY PERIOD:	11/06/08 to 11/06/09

PREMIUM:	$ 14,643

COVERAGE	LIMITS
Consultants Costs	$3,000,000
Workplace Violence Each Insured Event Limit	$1,000,000

Workplace Violence Each Insured Event Sublimits
Expenses	$500,000
Business Interruption	$500,000
Death Benefits
Per Decedent	$25,000
Aggregate	$250,000
Rehabilitation Expense	$100,00
Aggregate Limits of Insurance	$1,000,000
(with the exception of Consultant Costs)

DEDUCTIBLE
Each Insured Event	$25,000

COVERAGE COMMENTS:

•	All coverage provided by this policy are subject to the deductible amount, except the Consultant Costs and Death Benefit Coverage.

FOREIGN HOME BASED POLICIES

INSURING COMPANY:	Chubb

POLICY PERIOD:	10/01/08 to 11/06/09

PREMIUM:	$ 8,880

LOCATION: Yusen Building, 2nd Floor, Marunouchi 2-3-2, Chiyoda-ku, Tokyo, Japan

PROPERTY COVERAGES	LIMITS
Contents, Electronic Equipment, Improvements & Betterments	$3,000,000
Deductible $5,000
Equipment Breakdown included
Excludes Earthquake, Flood, Wind, Theft.
Business Interruption (Indemnity 12 Months)	$1,000,000

GENERAL LIABILITY COVERAGE	LIMITS
Premises Operations	$1,000,000

EMPLOYERS LIABILITY	LIMITS
Per accident	$1,000,000
Policy limit	$1,000,000
Per Employee	$1,000,000

INSURING COMPANY:	Chubb

POLICY PERIOD:	4/1/08 to 11/06/09

PREMIUM:	$ 4,000

LOCATIONS:

•	Suite 1903, York House, 15 Queen’s Road, Central Hong Kong

•	Suite 1601, 1609-1610, 8 Connaught Place, Central Hong Kong (endorsed “if any” basis)

EMPLOYERS LIABILITY	LIMITS
Per accident	$1,000,000
Policy limit	$1,000,000
Per Employee	$1,000,000

COMMENTS

•	Foreign ‘Worldnet’ package policy with Chubb is excess to home based coverage in Japan and Hong Kong

•	See section V of your insurance portfolio for contact information of the local broker in Japan. Hong Kong is handled directly by TD Insurance, Inc.

•	These policies are a requirement of the foreign government in Japan and Hong Kong.